February 7, 2007

United States Securities and Exchange Commission

100 F. St. Ne

Washington, D.C. 20549

Re:

EastBridge Investment Group Corporation

Amendment no. 1 to Form 10-SB

Filed December 22,2006

File No. 0-52282

Dear Sir or Madam:

EastBridge Investment Group Corporation (the “Company”) and its counsel have reviewed the Staff’s comments delivered by letter dated as of January 12, 2007. We have restated and responded to each of your comments below.

General

1. Revise the cover page of the registration statement to provide an accurate address for the company’s principal executive offices. In this regard, we note that the first comment letter that we mailed to you could not be delivered to the address at 2129 East Cedar Street and that you provide a different address for your directors and executive officers on page 10 of the registration statement.

RESPONSE: The Amended Registration Statement has been revised to include the Company’s correct address at 2101 East Broadway Street, Unit 30, Tempe, Arizona 85282.

Item 1. Description of Business, page 1

2. Revise to clarify the nature of the services you will provide pursuant to the “listing agreements with two Chinese companies” mentioned in this section and clarify when you expect to begin generating revenues from these business relationships. As these agreements appear to be material to your business, file them as exhibits to the registration statement in accordance with Item 601(b)(10) of Regulation S-B, summarize the material terms of the agreements, such as the payment and termination provisions and identify the two Chinese companies.

RESPONSE: The Amended Registration Statement has been revised to include the nature of the services the Company will provide pursuant to the “listing agreements with two Chinese Companies”. Further, the Company has signed another “listing agreement” with another Chinese company with the similar terms, and included this event in the Amended Registration Statement. Further, the material terms of the agreements, such as the Company’s payment obligations, method of consideration and termination provision has been included in the Statement. The translated versions of “listing agreements” for the three companies have been attached as exhibits. The companies’ names and other information have been omitted from the exhibits due to privacy and business secret concerns.

3. Please continue to revise this section and the subsection entitled “Products and Marketing” on page 2 to further clarify the nature of the financial services you intend to provide. For instance, what do you mean by services in the form of “Guaranteed Return Ventures” on page 1? As another example, expand your description of the “public offering guidance” you will provide, including the nature of the “marketing, sales, and strategic planning services.” Advise us whether you plan to become a registered broker or dealer and if not, why your proposed activities would not bring you within the definition of a “broker” or “dealer” under the Securities and Exchange Act of 1934.

RESPONSE: The Amended Registration Statement has been revised to clarify the nature of the financial services the Company intends to provide in subsection “Products and Marketing”. Further, the Company does not plan to become a registered broker or dealer within the definition under the Securities and Exchange Act of 1934. Since the Company will accept stock equity in lieu of cash as consideration for its service, it will not be effecting securities transactions for accounts of others, and is not a broker. Further, a “Dealer” means “any person engaged in the business of buying and selling securities for such person’s own account through a broker or otherwise”. Again, the stock issuance is a method of payment from the clients, and the Company will not be involved in buying and selling its clients securities for the company’s own account. Thus, the Company’s method of receiving payment would not qualify it as neither a “broker” nor “dealer” under the Securities and Exchange Act of 1934.

4. We note your disclosures on page 1 that you will provide services in the form of “investment banking.” We also note that you intend to receive payment in the form of stock equity in exchange for services provided to companies that you “take public, or cause to be acquired” as well as take equity positions in your joint venture partners. Provide us with your analysis of whether you will be an investment company within the Investment Company Act of 1940. See Section 3(a) of the Investment Company Act.

RESPONSE: EastBridge will not be an investment company under definition of the Investment Company Act of 1940. Under the Act, an “investment company means any issuer which is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities”. The Company does not buy its clients shares with cash, but accepts the client’s shares in lieu of cash as consideration for its services. Further, since the Company will not be investing, reinvesting, nor trading in its clients’ securities, it does not fall within the definition of an investment company under the Act.

Competition, page 2

5. Revise this section to include your response to prior comment 10 that you are unaware of other companies that offer similar services in China and India. Furthermore, please revise the disclosure to take into account the risk factor discussion on page 6 that you “may not be able to compete effectively” against major brokerage and financial service companies as well as smaller companies.

RESPONSE: The Amended Registration Statement has been revised to include that the Company is unable to locate other companies that offer similar services in China and India. Further, this section has been revised to be consistent with the risk factor that the Company “may not be able to compete effectively” against major brokerage and financial service companies as well as smaller companies.

Liquidity and Capital Resources, page 8

6. As requested in prior comment 18, describe in greater detail the material terms of the loans from company insiders, including repayment terms, interest rates, maturities, etc.

RESPONSE: Effective the fourth quarters of 2006, all the debts owed to officers, Keith Wong and Norm Klein, have been converted to equity through a board resolution. The conversion rate was determined at $0.30 of debt for 4.1 shares of EastBridge stock. The Company issued 1,655,077 shares to Keith Wong, and 473,333 shares to Norm Klein. The shares issued to Keith Wong and Norm Klein are restricted securities. Prior to this conversion, the loans from the officers carried an interest rate ranging from 12% to 18%, and matured in one year. The loans were overdue. The total debt owed to Keith Wong and Norm Klein as of December 31, 2006 was $638,523 and that amount was converted to stock.

Security Ownership of Certain Beneficial Owners and Management, page 9

7. We have reviewed your response to prior comment 21. Please provide us with an analysis for why Mr. Klein may not be deemed to beneficially own all the shares of the registrant’s common stock held by High Performance Edge, LLC, as a result of his partnership interest in the entity. In this regard, please note that “beneficial ownership: for purposes of Rule 13d-3 is defined as “any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares” voting and/or investment power (emphasis added), and it is not limited to a partnership’s proportionate interest in the entity. Since you later disclose on page 13 that Mr. Dembinski is a partner of High Performance Edge, LLC, please also advise us why he may not be deemed to beneficially own 13% of the registrant’s common stock.

RESPONSE: The Company acknowledges that Norm Klein and Leo Dembinski beneficially own 13% of the Company’s common stock through their partnership interests in High Performance Edge, LLC (HPE). The Amended Registration Statement had been revised to include footnotes in the tables for certain beneficial owners and management to explain Norm Klein’s and Leo Dembinski’s beneficial ownership through HPE.

The table for beneficial ownership of management reflects the number of shares each officers and directors individually own without the 13% beneficial ownership through HPE. However, the Company’s acknowledgement of the 13 % beneficial ownership is reflected in the table’s footnotes. The Company chose this method of disclosure to avoid any confusion from counting HPE’s ownership interest twice. Since Norm Klein and Leo Dembinski both own 13% of the Company’s common stock through HPE, adding the 13% interest to both Norm Klein and Leo Dembinski can lead to double counting HPE’s interest in the Company.

                                                   Sincerely,

                                                     /s/ Keith Wong

                                                     Keith Wong

                                                     President

                                                            EastBridge Investment Group Corporation

Cc:

Christopher Dieterich, Esq.

Philip K. Shin, Esq.

By facsimile to (310) 312- 6680